EXHIBIT  NO. 99.10

                                                 COMPANY'S FORM 10-Q
                                                 September 30, 1993

                                                 Page 26

   Item 1.  Legal Proceedings

        In October 1993, a jury in a California Superior Court proceeding that had been commenced in June 1990 returned a verdict against a subsidiary of the Company in the amount of $100,000 compensatory and $25,000,000 punitive damages. The case, Norman Jensen v. Transport Life Insurance Company, et al., arose out of a hospital indemnity insurance policy issued by Transport Life Insurance Company ("Transport") in 1988. The plaintiff claimed that he was misled as to the nature of the policy and sought damages for emotional distress. The agency that had marketed the policy and was also a named defendant had filed for bankruptcy protection in 1992. Transport believes it has meritorious grounds to contest the verdict before the trial court and, if necessary, on appeal.